UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Leading Brands, Inc.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares Without Par Value
(Title of Class of Securities)

52170U207
(CUSIP Number of Class of Securities)

Marilyn Kerzner, Director of Corporate Affairs
Phone Number: 604-685-5200
Facsimile: 604-685-5249
Suite 1800 - 1500 West Georgia Street
Vancouver, British Columbia Canada V6G 2Z6
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

with copies of communications to:

W. Scott Wallace	J. Douglas Seppala
Haynes and Boone, LLP	DuMoulin Black LLP
2323 Victory Avenue	10th Floor, 595 Howe Street
Dallas, Texas 75219	Vancouver, British Columbia V6C 2T5
(214) 651-5587	(604) 687-1224

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$800,000.00	$92.00

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $800,000 in aggregate value of common shares, without par value, including the associated common stock share purchase rights as set forth in the Amended and Restated Shareholder Rights Plan Agreement, dated as of May 31, 2010, by and between Leading Brands, Inc. and Computershare Trust Company of Canada, at a minimum purchase price of $4.10 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

     This Tender Offer Statement on Schedule TO relates to the offer by Leading Brands, Inc., a corporation incorporated under the laws of the province of British Columbia, Canada (“Leading Brands,” or the “Company”), to purchase up to $800,000 in value of its common shares, without par value (the “Shares”), including the associated common stock share purchase rights, at a price not greater than $5.00 nor less than $4.10 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 18, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a) Name and Address: The name of the subject company is Leading Brands, Inc., a corporation incorporated under the laws of the province of British Columbia, Canada. The address of its principal executive office is Suite 1800-1500 West Georgia Street, Vancouver, BC Canada V6G 2Z6 and its telephone number is (604) 685-5200.

     (b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

     (c) Trading Market and Price: The information set forth in Section 7 (“Price Range of Shares; Dividends”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) Name and Address: Leading Brands, Inc. is the filing person and subject company. The address of its principal executive office is Suite 1800-1500 West Georgia Street, Vancouver, BC Canada V6G 2Z6 and its telephone number is (604) 685-5200. The information set forth in Section 9 (“Certain Information Concerning Us”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     (a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Funds”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Material Income Tax Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”) and Section 15 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

     (b) Purchases: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Agreements Involving the Subject Company's Securities: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

     (b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

     (c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds: The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

     (b) Conditions: Not applicable.

     (d) Borrowed Funds: Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

     (b) Securities Transactions: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Solicitations or Recommendations: The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

     Financial Information: Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 9 (“Certain Information Concerning Us”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 11 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

     (c) Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase, dated May 18, 2012.
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated May 18, 2012.
(a)(5)(ii)	Press Release, dated May 9, 2012, incorporated by reference from the Company’s Schedule TO-C filed with the Securities and Exchange Commission on May 9, 2012.
(b)	None.
(d)(1)	Form of Employee Stock Option, incorporated by reference from prior filing as Exhibit 4.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 30, 2011.
(d)(2)	Form of Director Stock Option, incorporated by reference from prior filing as Exhibit 4.4 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 30, 2011.
(d)(3)

Form of Consultant Stock Option, incorporated by reference from prior filing as Exhibit 4.5 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 30, 2011.

(d)(4)	Amended and Restated Shareholder Rights Plan Agreement, incorporated by reference from prior filing on Form 6-K filed with the Securities and Exchange Commission on July 2, 2010.
(d)(5)	Form of Warrant, incorporated by reference from prior filing as Exhibit 99.5 to the Form 6-K filed with the Securities and Exchange Commission on August 10, 2007.
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LEADING BRANDS, INC.

Dated: May 18, 2012	By: /s/ Ralph McRae
Name: Ralph D. McRae
Title: Chairman and Chief Executive Officer